Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
Sunoco Logistics Partners L.P.

Six Months Ended
June 30, 2007

Fixed Charges:
Interest cost and debt expense	$19,806
Interest allocable to rental expense (a)	1,044

Total	$20,850

Earnings:
Income before income tax expense	$47,561
Equity in income of less than 50 percent owned affiliated companies	(12,357)
Dividends received from less than 50 percent owned affiliated companies	11,141
Fixed charges	20,850
Interest capitalized	(1,498)
Amortization of previously capitalized interest	100

Total	$65,797

Ratio of Earnings to Fixed Charges	3.16

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.

50